SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

SCHEDULE 13D

under the Securities Exchange Act of 1934

(Amendment No. 3)

_______________________

REGIONAL HEALTH PROPERTIES, INC.

(Name of Issuer)

10.875% Series A Cumulative Redeemable Preferred Stock

(Title of Class of Securities)

75903M200

(CUSIP Number of Class

of Securities)

_______________________

Charles L. Frischer

4404 52nd Avenue NE

Seattle, WA 98105

______________________________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))	Page 1 of 6

13D

CUSIP No. 75903M200	Page 2 of 6

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Charles Frischer I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group *		(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds * PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)		☐
6	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 381,693
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 381,693
	10	Shared Dispositive Power - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person 381,693
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*		☐
13	Percent of Class Represented by Amount in Row (11) 13.57%
14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13D

CUSIP No. 75903M200	Page 3 of 6

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Libby Frischer Family Partnership I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group *		(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds * WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)		☐
6	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 11,000
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 11,000
	10	Shared Dispositive Power - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*		☐
13	Percent of Class Represented by Amount in Row (11) Less than 1%
14	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13D

CUSIP No. 75903M200	Page 4 of 6

This Amendment No. 3 to Schedule 13D amends certain information contained in the Schedule 13D filed jointly by Charles Frischer and Libby Frischer Family Partnership, a New York partnership, on January 26, 2018, as amended by Amendment No. 1 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on August 27, 2018 and as amended by Amendment No. 2 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on December 3, 2018 with respect to their interests in shares of 10.875% Series A Cumulative Redeemable Preferred Stock, no par value of Regional Health Properties, Inc., a Georgia corporation (the “13D”). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 3. Source and Amount of Funds of Other Consideration.

Item 3 is amended by adding the following:

Charles Frischer purchased, directly and through his IRA, 39,328 Shares in the aggregate from December 13, 2018 through December 31, 2018 for an aggregate purchase price of $73,037.68. Mr. Frischer used his personal funds to acquire these Shares.

Item 5. Interest of Securities of the Issuer.

Item 5 is amended as follows:

(a) and (b) Beneficial ownership

As of the date of this Amendment No. 3 to Schedule 13D, the Partnership directly owns 11,000 Shares representing less than 1% of the total outstanding shares. As of the date of this Schedule 13D, Mr. Frischer directly or through his IRA owns 370,693 Shares and he is the sole general partner of the Partnership. Accordingly, Mr. Frischer indirectly beneficially owns 381,693 Shares representing approximately 13.57% of the outstanding Shares. The percentages set forth above and on the cover pages hereto represent percentages of the outstanding Shares based on a total of 2,812,000 Shares outstanding on November 14, 2018, which amount is derived from amount reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2018.

By virtue of their status as a "group" for purposes of Rule 13d-5, each of the Reporting Persons may be deemed to have shared voting and dispositive power over the Shares owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of the Shares owned by the other Reporting Persons other than the Shares owned by the Partnership, which Mr. Frischer does not disclaim beneficial ownership.

Mr. Frischer has sole voting power and sole investment power with respect to 381,693 Shares.

(c)       Transactions during the past sixty days

13D

CUSIP No. 75903M200	Page 5 of 6

Information with respect to each of the Reporting Persons transactions effected during the past 60 days are set forth on Annex A hereto.

(d)       Right to receive dividends or proceeds

Not applicable.

(e)       Beneficial ownership of less than five percent

Not applicable.

Item 7. Materials to be Filed as Exhibits.

1.	Joint Filing Agreement, incorporated by reference to Exhibit 1 to the 13D

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k), this Schedule 13D is filed jointly on behalf of each of the Reporting Persons.

Dated as of:  January 2, 2019

/s/ Charles Frischer
Charles Frischer

LIBBY FRISCHER FAMILY PARTNERSHIP

By:	/s/ Charles Frischer
Charles Frischer
General Partner

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

13D

CUSIP No. 75903M200	Page 6 of 6

ANNEX A

Schedule of Transactions in Preferred Shares of the Issuer

During the Past 60 Days

Libby Frischer Family Partnership

None

Charles Frischer

Date of Transaction	Quantity Purchased	Price per Share

12/13/2018	16,159	$2.20
12/27/2018	18,077	$1.44
12/31/2018	5,092	$2.25

(1)	All purchases were effected through open market or privately negotiated transactions.